Trailblazer becomes newest addition to Organigram suite of adult recreational cannabis brands

Brand developed in response to priorities and requests for quality value products from retail partners across the country

MONCTON, September 26, 2018/CNW/ ‐ Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana, today unveiled Trailblazer, the newest addition to their portfolio of products ready for the launch of the adult use recreational cannabis market in Canada.

Trailblazer was developed in rapid response to ongoing discussions with Organigram’s jurisdictional and retail partners across Canada and their focus on offering high value offerings. “Our brand strategy is creative and thoughtful, based on a concerted effort to wholly understand our current and future customers,” explains Ray Gracewood, Chief Commercial Officer, Organigram.

“We always want to be nimble enough to respond to what our partners need. Across the country, the message has been clear that a high value, quality product is an important consideration for customers and an effective tool to help combat the black market for cannabis. Trailblazer delivers on both those fronts.”

The brand concept behind Trailblazer is a celebration of the end of prohibition, Gracewood says.

“Forging the path to legalization has taken many years of hard work by citizens, industry and government, but here we are on the verge of a legal, adult recreational market in Canada in 2018,” Gracewood says. “The brand is a celebration of that effort and a reminder to always blaze your own trail.”

Trailblazer complements Organigram’s premium and organic product offerings. The new product, currently planned to be sold at a slight discount to mainstream priced products across Canada, will be available in milled and pre‐rolled varieties and will provide a breadth of low, mid and higher THC products. The brand’s signature Prohibition Blend is a hybrid offering developed using an optimal blend of Acadia, one of the Company’s best-selling sativa strains, and Critical Kush, one of the longest‐standing indica strains in the Company’s robust genetic library.

“We’re very proud to introduce Trailblazer to the nation. It’s a line of products we feel complements and showcases the strength of our cultivation capabilities and will help set a standard for exceptional value in this new regulated adult recreational market,” Gracewood says.

Adult recreational use of cannabis in Canada is expected to be legalized as of October 17, 2018.

“Our recreational brand strategy incorporates the best of what we know about our current and potential customers, the industry and opportunities for growth, and the production of our premium products,” says Greg Engel, CEO, Organigram. “We are proud to offer Canadians a full portfolio of product options. Each has been developed with them, and an exceptional customer experience, in mind.”

Adult Recreational Preparedness Update

The Company is pleased to announce that it has shipped its first order of adult recreational use cannabis to Alberta as of Tuesday, September 25th, 2018. Currently, Organigram has supply agreements or memorandums of understanding with seven provinces including Newfoundland and Labrador, Prince Edward Island, Nova Scotia, New Brunswick, Ontario, Alberta, and Manitoba.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada. Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. In anticipation of the legal adult use recreational cannabis market in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailblazer and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the interpretation of the Cannabis Act and promotional activities, the availability of funds, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232‐0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645‐1653